Exhibit 99.3
STATS ChipPAC Ltd.
Reg No.: 199407932D
APPENDIX
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of our business, financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ from those anticipated in these forward looking statements as a result of certain factors, such as those set forth in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 9, 2009. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our fourth quarter of 2009 and fiscal year 2009 ended on December 27, 2009, while our fourth quarter of 2008 and fiscal year 2008 ended on December 28, 2008. References to “US$” are to the lawful currency of the United States of America. The closing rate appearing on Reuters on December 27, 2009 was 1,167.51 South Korean Won per US$1.00 for cable transfers in South Korean Won and 32.30 New Taiwan Dollar per US$1.00 for cable transfers in New Taiwan Dollars (or “NT$”). For your convenience, unless otherwise indicated, certain South Korean Won and New Taiwan Dollar amounts have been translated into U.S. Dollar amounts based on these exchange rates. Unless otherwise specified or the context requires, the terms “STATS ChipPAC,” “Company,” “we,” “our,” and “us” refer to STATS ChipPAC Ltd. and its consolidated subsidiaries.
Business Overview
We are a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions. We have the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer and industrial markets. Our services include:
•	Packaging services: providing leaded, laminate, memory card and wafer level chip-scale packages (“CSPs”) to customers with a broad range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. We also provide redistribution layers, integrated passive devices and wafer bumping services for flip-chip and wafer level CSPs. As part of customer support on packaging services, we also offer package design; electrical, mechanical and thermal simulation; measurement and design of lead-frames and laminate substrates;

•	Test services: including wafer probe and final testing on a diverse selection of test platforms covering the major test platforms in the industry. We have expertise in testing a broad variety of semiconductors, especially mixed-signal, radio frequency, analog and high-performance digital devices. We also offer test-related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack, and tape and reel; and

•	Pre-production and post-production services: such as package development, test software and related hardware development, warehousing and drop shipment services.
We have a leadership position in providing advanced packages, such as stacked die, System-in-Package and flip-chip, as well as Ball Grid Array (“BGA”) packages and wafer level CSPs. We are also a leader in testing mixed-signal semiconductors or semiconductors combining the use of analog and digital circuits in a chip. Mixed-signal semiconductors are used extensively in fast-growing communications and consumer applications. We have strong expertise in testing a wide range of high-performance digital devices.
We have been successful in attracting new customers with our packaging and test capabilities and then expanding our relationship with such customers to provide full turnkey solutions tailored to their individual needs.
We are headquartered in Singapore and our manufacturing facilities are strategically located in South Korea, Singapore, China, Malaysia, Taiwan (which includes our 52%-owned subsidiary, STATS ChipPAC Taiwan Semiconductor Corporation) and Thailand. We also have test pre-production facilities in the United States. We market our services through our direct sales force in the United States, South Korea, Japan, China, Singapore, Malaysia, Taiwan, the United Kingdom and the Netherlands. With an established presence in the countries where strategic semiconductor markets are located, we are in close proximity to the major hubs of wafer fabrication which allows us to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.
Temasek Holdings (Private) Limited (“Temasek”), through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owned approximately 83.8% of the Company as of December 27, 2009. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body constituted by the Minister for Finance (Incorporation) Act (Cap. 183).

Global Market Conditions
The United States and other countries have been experiencing difficult economic conditions, including unprecedented financial market disruption. If these trends in global economic conditions continue or deteriorate further, it may result in further decreases in demand for our services. The current uncertainty in global economic conditions may also make it difficult for our customers to accurately forecast and plan future business activities. There can be no assurance that the continuing or deteriorating trends in global economic conditions will not adversely impact our results of operations, cash flow, financial position and/or prospects.
Furthermore, restrictions on credit globally and foreign currency exchange rate fluctuations in countries in which we have operations may impact economic activity and our results. Credit risk associated with our customers and our investment portfolio may also be adversely impacted. Financial market disruption may also result in increased interest expense or inability to obtain financing for our operations or investments.
Proposed Capital Reduction Exercise and Cash Distribution
In January 2008, we announced our intention to effect a proposed capital reduction to return surplus share capital in an amount of up to US$813.0 million to our shareholders. At an extraordinary general meeting held on March 17, 2008, our shareholders approved the proposed capital reduction.
Among other conditions, the proposed capital reduction was subject to and conditional upon our Company being able to obtain adequate debt financing to fund the cash distribution pursuant to the capital reduction and the repayment of certain of our outstanding debt (including the redemption or repurchase of our senior notes that would otherwise restrict our ability to make the cash distribution and to finance the cash distribution) on terms and conditions acceptable to us. The amount of the cash distribution would accordingly have been determined based on the proceeds of such debt financing made available to us. In furtherance of the proposed capital reduction, we commenced a cash tender offer and consent solicitation in respect of our senior notes in June 2008 but terminated it in August 2008 because the financing condition under the tender offer and consent solicitation was not satisfied.
In February 2009, we announced that we will not be proceeding with the proposed capital reduction as previously approved at the March 2008 shareholders’ meeting, as given the economic environment, we have not been able to obtain debt financing to fund the proposed cash distribution on terms and conditions acceptable to us.
Results of Operations
Three and twelve months ended December 27, 2009 compared to three and twelve months ended December 28, 2008
Net Revenues
We derive revenues primarily from packaging and testing of laminate and leaded packages. Net revenues were US$394.7 million and US$1,325.7 million in the three and twelve months ended December 27, 2009, respectively, an increase of 21.6% and a decrease of 20.1% compared to US$324.6 million and US$1,658.2 million in the three and twelve months ended December 28, 2008, respectively. Our net revenues for the three months ended December 27, 2009 increased by 1.3% compared to the three months ended September 27, 2009. The increase in net revenues in the three months ended December 27, 2009 compared to the same period in 2008 was primarily due to the continued improvement in the semiconductor industry. The decrease in net revenues in the twelve months ended December 27, 2009 compared to the same period in 2008 was primarily due to lower demand for our services as a result of the global economic downturn.
In the three and twelve months ended December 27, 2009, unit volumes of our total packaging were 43.4% higher and 14.6% lower compared to the same periods in 2008, respectively. Average selling prices declined by 15.3% and 14.9% in the three and twelve months ended December 27, 2009 due to product mix change and price decrease. These resulted in the increase of our packaging revenues in the three months ended December 27, 2009 by 20.1% to US$284.0 million and a decrease in our packaging revenues in the twelve months ended December 27, 2009 by 21.7% to US$968.1 million, respectively, compared to the same periods in 2008. Revenues from test and other services in the three and twelve months ended December 27, 2009 increased 25.7% and decreased 15.2% to US$110.7 million and US$357.6 million, respectively, compared to the same periods in 2008.
In the three and twelve months ended December 27, 2009, revenue contribution from the communications market increased 0.6% and decreased 1.7% over the same periods in 2008 to US$192.6 million and US$663.8 million, respectively, and represented 48.8% and 50.1% of our revenues in the three and twelve months ended December 27, 2009, respectively. Revenue contribution from consumer, multi-applications and other markets in the three and twelve months ended December 27, 2009 increased 3.5% and 1.3% compared to the same periods in 2008 to US$132.1 million and US$437.5 million, respectively, and represented 33.5% and 33.0% of our revenues in the three and twelve months ended December 27, 2009, respectively. Revenue contribution from the personal computer market in the three and twelve months ended December 27, 2009 decreased 4.1% and increased 0.3% to US$70.0 million and US$224.4 million, respectively, over the same period in 2008, and represented 17.7% and 16.9% of our revenues in the three and twelve months ended December 27, 2009, respectively. We expect to continue to depend on the communications, consumer and multi-applications, and personal computer markets for substantially all of our net revenues.

Gross Profit
Gross profit in the three and twelve months ended December 27, 2009 was US$83.5 million and US$208.4 million, respectively, an increase of US$45.7 million and a decrease of US$66.0 million compared to US$37.8 million and US$274.4 million in the same periods in 2008, respectively. Gross profit as a percentage of revenues was 21.2% and 15.7% in the three and twelve months ended December 27, 2009, respectively, compared to 11.6% and 16.5% in the same periods in 2008, respectively. In the three months ended December 27, 2009, gross profit increased as we benefited from our cost reduction efforts and better product mix. In the twelve months ended December 27, 2009, gross profit decreased primarily due to lower revenue, partially offset a by reduction in workforce, and mandatory facility shutdowns and vacations. Our cost of revenues consist principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We continue to experience higher cost as a result of external global economic factors, such as higher substrate and gold prices which affected our cost of materials.
Selling, General and Administrative
Selling, general and administrative expenses were US$24.7 million and US$95.5 million in the three and twelve months ended December 27, 2009, a decrease of 14.5% and 19.3% compared to US$28.9 million and US$118.3 million in the three and twelve months ended December 29, 2008, respectively. The decrease in selling, general and administrative expenses in the three and twelve months ended December 27, 2009 was primarily due to a reduction in workforce, longer mandatory shutdowns and vacations, and our continued cost reduction exercise. The selling, general and administrative expenses for the twelve months ended December 27, 2009 included a charge for litigation settlement. As a percentage of revenues, selling, general and administrative expenses were 6.3% and 7.2% in the three and twelve months ended December 27, 2009 compared to 8.9% and 7.1% in the same periods in 2008, respectively.
Research and Development
Research and development expenses were US$13.9 million and US$43.4 million in the three and twelve months ended December 27, 2009 compared to US$8.4 million and US$37.8 million in the same periods in 2008, respectively. The increase in research and development expenses in the three and twelve months ended December 27, 2009 is primarily due to an increase in research and development activities in advanced packaging, partially offset by a reduction in workforce, and longer mandatory shutdowns and vacations. As a percentage of revenues, research and development expenses were 3.5% and 3.3% in the three and twelve months ended December 27, 2009, compared to 2.6% and 2.3% in the same periods in 2008, respectively.
Restructuring Charges
In the twelve months ended December 27, 2009, we recorded severance and related charges of US$16.1 million in connection with our restructuring plan involving the reduction of approximately 620 employees, representing approximately 5% of our global workforce.
In the twelve months ended December 28, 2008, we recorded restructuring expenses of US$19.8 million in 2008. The restructuring expenses in 2008 consisted of severance and related charges of US$6.0 million in connection with our reduction of our workforce by 335 employees in the nine months ended September 28, 2008 and a further severance and related charges of US$13.8 million in connection with our restructuring plan involving the reduction of approximately 1,600 employees, representing approximately 12% of our global workforce, which we announced in December 2008.
We implemented the restructuring plan to aggressively reduce our operating costs in response to the severe operating environment during those periods and to realign our organization’s structure and efficiency.
Equipment Impairment
In the twelve months ended December 28, 2008, we recorded an impairment charge of US$21.1 million as a result of our ongoing assessment of property, plant and equipment for impairment. The US$21.1 million equipment impairment was taken because continued softness in demand in the end-markets to which certain of our equipment was dedicated had reduced anticipated future usage of such equipment.
Accelerated Share-based Compensation
The STATS ChipPAC Ltd. Performance Share Plan compensation expense was terminated in the three months ended June 29, 2008. As a result, we recorded US$1.6 million of accelerated share-based compensation expense in the three months ended June 29, 2008. No accelerated share-based compensation expense was incurred in the three and twelve months ended December 27, 2009.
Net Interest Income (Expense)
Net interest expense was US$6.9 million and US$28.9 million in the three and twelve months ended December 27, 2009, respectively, compared to US$6.9 million and US$30.3 million in the same periods in 2008, respectively. Interest income was US$0.6 million and US$2.2 million in the three and twelve months ended December 27, 2009, respectively, compared to US$1.3 million and US$5.7 million in the same periods in 2008, respectively. The decrease in interest income in the three and twelve months ended December 27, 2009 was primarily due to lower interest rates in the three and twelve months ended December 27, 2009 compared to the same periods in 2008, respectively.
Interest expense was US$7.6 million and US$31.1 million in the three and twelve months ended December 27, 2009, respectively, compared to US$8.2 million and US$36.0 million in the same periods in 2008, respectively. The decrease in interest expense was primarily due to our repurchase and redemption of our zero coupon Convertibles Notes due 2008, the conversion of US$134.5 million aggregate principal amount of our 2.5% Convertible Subordinated Notes due 2008 into ordinary shares by Temasek, through its wholly-owned subsidiary, STSPL, in May 2008, the repayment of US$30.0 million of our 6.0% promissory notes to LSI Corporation (“LSI”) in October 2008 and 2009, and the repurchase of US$2.0 million of our 6.75% Senior Notes due 2011 in March 2009. Total outstanding interest-bearing debt was US$458.0 million and US$473.5 million as of December 27, 2009 and December 29, 2008, respectively.

Foreign Currency Exchange Gain (Loss)
Net foreign currency exchange gain (loss) was US$0.4 million and US$(6.5) million in the three and twelve months ended December 27, 2009, respectively, compared to net foreign currency exchange gain of US$0.4 million and US$5.3 million in the same periods in 2008, respectively. These non-cash gains and losses were due primarily to the fluctuations during the three and twelve months ended December 27, 2009 compared to the same periods in 2008, respectively, between the exchange rate of the U.S. Dollar and the South Korean Won, the Singapore Dollar, the Malaysian Ringgit, the Chinese Renminbi and the Thai Baht.
Other Non-Operating Income (Expense), Net
Net other non-operating income (expense) was US$0.1 million and US$(2.0) million in the three and twelve months ended December 27, 2009, respectively, compared to net other non-operating income (expense) of US$(1.5) million and US$0.03 million in the same periods in 2008, respectively.
Income Tax Expense
Our consolidated income tax expense was US$3.2 million and US$3.7 million in the three and twelve months ended December 27, 2009, compared to tax benefit of US$0.4 million and tax expense of US$19.2 million in the same periods in 2008, respectively, based on the mix of tax rates and taxable income across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan, Thailand and the United States.
The US$3.2 million and US$3.7 million tax expense included tax benefit adjustments to the effective tax rate related to US$3.1 million and US$0.4 million of liability for unrecognized tax benefits for uncertain tax positions for the three and twelve months ended December 27, 2009, respectively, compared to tax expense adjustments of US$1.0 million and US$8.6 million for the three and twelve months ended December 29, 2008, respectively. The reduction in liability for unrecognized tax benefits for uncertain tax positions for the twelve months ended December 27, 2009 includes a US$3.1 million tax benefit following the completion and settlement of the South Korean National Tax Service’s (“NTS”) examination through a Mutual Agreement Procedure (“MAP”) in September 2009.
The Company recognizes interest and penalties related to the unrecognized tax benefit in income tax expense. As of December 27, 2009, the Company does not have any accrued interest and penalties.
Balance Sheet
Total Group assets decreased US$20.1 million in the twelve months ended December 27, 2009 to US$2,426.9 million mainly due to a decrease in property, plant and equipment by US$100.8 million, partially offset by an increase in cash, cash equivalents and marketable securities by US$15.3 million and an increase in accounts receivables by US$69.2 million.
The increase in cash and cash equivalents was mainly due to cash generated from operations. The decrease in property, plant and equipment was due to depreciation partially offset by our capital expenditures. The increase in accounts receivable was due to higher revenue.
Total Group liabilities decreased US$36.0 million in the twelve months ended December 27, 2009 to US$803.4 million mainly due to a decrease in accrued operating expenses by US$47.1 million and a decrease in total debts by US$15.5 million, partially offset by an increase in accounts and other payables by US$33.8 million. The reduction in accrued operating expenses was due to lower accruals as a result of payout of restructuring charges and reduction in accrued staff cost due to lower headcount.
Total shareholders’ equity attributable to STATS ChipPAC Ltd. increased by US$16.0 million to US$1,564.7 million mainly due to a net income of US$10.1 million recorded in the twelve months ended December 27, 2009.
Liquidity and Capital Resources
Our principal source of liquidity consists of cash flows from operating activities, bank facilities, debt financing, and our existing cash, cash equivalents and marketable securities. As of December 27, 2009, we had cash, cash equivalents and marketable securities of US$368.1 million. We also have available lines of credit and banking facilities consisting of loans, overdrafts, letters of credit and bank guarantees, including those available to our consolidated subsidiaries, which amounted to an aggregate of US$174.5 million, of which US$91.5 million was utilized as of December 27, 2009. Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures, acquisitions and investments in other companies and businesses. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity, to replace packaging and testing equipment from time to time, and to expand our facilities and service offerings. We spent US$76.2 million and US$159.2 million on capital expenditures in the three and twelve months ended December 27, 2009, respectively, compared to US$22.4 million and US$239.0 million in the same periods in 2008, respectively. Our capital expenditure in the three months ended December 27, 2009 increased as we invested in additional capacity in wafer packaging and flip chip bumping ahead of anticipated ramp.
In September 2009, STATS ChipPAC Korea Ltd. obtained a short term loan facility from Development Bank of Singapore, Korea with a credit limit of US$25.0 million. No drawdown has been made from this facility as of December 27, 2009.

In June 2009, STATS ChipPAC Shanghai Co., Ltd. obtained a short term loan facility from Bank of Communications with a credit limit of US$15.0 million. As of December 27, 2009, US$6.0 million was outstanding.
In March 2009, we repurchased US$2.0 million aggregate principal amount of our US$215.0 million 6.75% Senior Notes due 2011 for US$1.7 million (excluding interest). We financed the repurchase of these senior notes with our existing cash on hand. We have deposited the repurchased US$2.0 million principal amount of senior notes with a banking institution to hold in custody and accordingly, those senior notes have thereupon ceased to be outstanding or to accrue interest in our financial statements.
In May 2008, Temasek, through its wholly-owned subsidiary, STSPL, converted its holding of our outstanding US$134.5 million principal amount of 2.5% Convertible Subordinated Notes due 2008 into 145.1 million of our ordinary shares.
In January 2008, we announced our intention to effect a proposed capital reduction to return surplus share capital in an amount of up to US$813.0 million to our shareholders. At an extraordinary general meeting held on March 17, 2008, our shareholders approved the proposed capital reduction.
Among other conditions, the proposed capital reduction was subject to and conditional upon our Company being able to obtain adequate debt to fund the cash distribution pursuant to the capital reduction and the repayment of certain of the outstanding debt on terms and conditions acceptable to us. The amount of the cash distribution would accordingly have been determined based on the proceeds of such debt financing made available to us. In furtherance of the proposed capital reduction, we commenced a cash tender offer and consent solicitation in respect of our senior notes in June 2008 but terminated it in August 2008 because the financing condition under the tender offer and consent solicitation was not satisfied.
In February 2009, we announced that we will not proceed with the proposed capital reduction as previously approved at the March 2008 shareholders’ meeting, given the current economic environment, we have not been able to obtain financing to fund the cash distribution and the repayment of certain outstanding debts on terms and conditions acceptable to us.
In October 2007, we consummated the previously announced definitive agreement with LSI pursuant to which STATS ChipPAC (Thailand) Limited acquired LSI’s assembly and test operations in Thailand for an aggregate purchase price of approximately US$100.0 million. We funded the initial payment of US$50.0 million of the aggregate purchase consideration with our working capital, including our cash and cash equivalents, and issued a promissory note bearing interest of 6.0% per annum for the balance US$46.8 million purchase price, after taking into account a contractual net-off of US$3.2 million of receivables from LSI. The promissory note is payable over four annual installments of US$20.0 million, US$10.0 million, US$10.0 million and US$6.8 million commencing October 2, 2008. The first and second annual installment of US$20.0 million and US$10.0 million were paid to LSI in 2008 and 2009, respectively. As of December 27, 2009, the amount payable to LSI under the promissory note was US$16.8 million.
At the annual general meeting in April 2009, our shareholders approved the repurchase of up to approximately 55 million ordinary shares (2.5% of the issued ordinary shares in the capital of the Company as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or required to be held or the date which the approval is revoked or varied. As of March 29, 2009, we have not repurchased any shares. We may use our available funds, draw down on our available lines of credit or seek additional financing or a combination of these to finance any repurchase of our ordinary shares.
We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital expenditure requirements, investment requirements, share repurchases, as well as debt service repayment obligations through to December 2010. We regularly evaluate our current and future financing needs and may take advantage of favorable market conditions to raise additional financing. We may also from time to time seek to refinance our outstanding debt, or retire or purchase our outstanding debt through cash purchases and/or exchanges for securities, in the open market purchases, privately negotiated transactions or otherwise. From time to time, we may make acquisitions of, or investments in, other companies and businesses that we believe could expand our business, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. Such additional financing, refinancing, repurchases, exchanges, acquisitions or investments, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.
Under the global market conditions as discussed above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations or that our credit facilities would be available or sufficient. If the current market conditions persist or further deteriorate, there can be no assurance that demand for our services will not be adversely affected, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations is lower than anticipated, including as a result of the ongoing downturn in the market conditions generally or the semiconductor industry or otherwise, or our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, or the expansion of our business or otherwise, we may have to seek additional financing. In such events, there can be no assurance that additional financing will be available or, if available, that such financings can be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or detrimental to our creditors.

Total Borrowings
As of December 27, 2009, our total debt outstanding consisted of US$458.0 million of borrowings, which included US$150.0 million of our 7.5% Senior Notes due 2010, US$213.0 million of our 6.75% Senior Notes due 2011, and other long-term and short-term borrowings.
In March 2009, we repurchased US$2.0 million aggregate principal amount of our 6.75% Senior Notes due 2011 for US$1.7 million (excluding interest). We financed the repurchase of these senior notes with our existing cash on hand. As a result, we recognized a gain on repurchase of senior notes of US$0.3 million in the three months ended March 29, 2009.
In January and February 2008, we repurchased US$12.4 million and US$2.5 million aggregate principal of our zero coupon Convertible Notes for US$14.7 million (including accrued yield-to-maturity interest) and US$2.9 million (including accrued yield-to-maturity interest), respectively. We financed the repurchases with our cash and cash equivalents. In September 2008, we redeemed the remaining US$3.7 million principal amount, representing 3.2% of the original principal amount of our zero coupon Convertible Notes. We paid an aggregate consideration of US$4.5 million (including accrued yield-to-maturity interest) and financed the redemption with cash in hand.
In May 2008, Temasek, through its wholly-owned subsidiary, STSPL, converted its holding of all of our outstanding US$134.5 million principal amount of 2.5% Convertible Subordinated Notes due 2008 into 145.1 million ordinary shares of the Company.
In October 2007, we issued a promissory note carrying interest, payable annually, of 6.0% per annum to LSI in connection with the acquisition of an assembly and test operations in Thailand. The amount payable to LSI after contractual netting of certain receivables from LSI of US$3.2 million amounted to US$26.8 million as of December 27, 2009. The promissory note is payable in annual installments of US$20.0 million, US$10.0 million, US$10.0 million and US$6.8 million over four years commencing October 2, 2008. The first annual installment of US$20.0 million was paid in 2008. As of December 27, 2009, the amount payable to LSI under the promissory note was US$16.8 million.
In September 2009, STATS ChipPAC Korea Ltd. obtained a US$25.0 million short term loan facility with Development Bank of Singapore, Korea. No draw down has been made from this facility as of December 27, 2009.
STATS ChipPAC Shanghai Co., Ltd. obtained a short term loan facility from Bank of Communications with a credit limit of US$15.0 million in June 2009. As of December 27, 2009, US$6.0 million of loan under this credit facility was outstanding over two loan tranches of US$3.0 million each. The principal of the two loan tranches of US$3.0 million each is payable at maturity in June 2010. Interest on the two loan tranches of US$3.0 million each is payable on a quarterly basis. These two tranches bear interest at the rate of 3.4% per annum and 2.5% per annum, respectively.
STATS ChipPAC Taiwan Semiconductor Corporation has a NT$3.6 billion floating rate New Taiwan dollar term loan facility (approximately US$111.5 million based on exchange rate as of December 27, 2009) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan drawdowns must be made within 24 months from the date of first drawdown, which took place in February 2007. Upon expiry of the 24 months period in February 2009, this facility is not available for further drawdown. As of December 27, 2009, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion (approximately US$21.7 million based on exchange rate as of December 27, 2009) under the term loan facility. The principal of and interest on the loan is payable in nine quarterly installments commencing February 2009 (being 24 months from first draw down date) with the first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. In May 2009, STATS ChipPAC Taiwan Semiconductor Corporation refinanced the outstanding NT$0.6 billion (approximately US$18.6 million based on exchange rate as of December 27, 2009) loan from new credit facilities of NT$873.0 million (approximately US$27.0 million as of December 27, 2009) obtained from various bank and financial institutions. As of December 27, 2009, US$19.2 million of loan under these credit facilities was outstanding. These credit facilities have varying interest rates ranging from 1.73% to 1.96% per annum and maturities ranging from May 2011 to May 2012. As of December 27, 2009, US$4.6 million of loan under these credit facilities were classified as short-term liabilities due to the expectation of early repayment of certain credit facilities.
Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has a NT$0.3 billion (approximately US$9.3 million as of December 27, 2009) credit facility from Mega Bank of which US$2.9 million borrowings was outstanding as of December 27, 2009. This credit facility bears interest at the rate of 1.7% per annum and expires in August 2012.
We have a line of credit from Bank of America with a credit limit of US$50.0 million, of which US$50.0 million was outstanding as of December 27, 2009 over two loan tranches of US$25.0 million each. The principal of and interest on the two loan tranches of US$25.0 million each are payable at maturity in February 2010 and June 2010, respectively. These two loan tranches bear interest at the rate of 2.25% per annum and 1.83% per annum, respectively. The Company has the option to roll-forward the principal at maturity for a period of one, two, three, or six months. The two loan tranches were previously due to mature in August 2009 and December 2009, respectively, which the Company rolled forward for a period of six months.
At December 27, 2009, we had other undrawn banking and credit facilities consisting of loans, overdrafts, letters of credit and bank guarantees of US$36.4 million with financial institutions.

Off-Balance Sheet Arrangements
We have no significant investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements and purchase obligations. Our total off-balance sheet obligations were approximately US$235.7 million as of December 27, 2009.
Contractual Obligations
Our total commitments on our loans, operating leases, other obligations and agreements as of December 27, 2009 were as follows:

	Payments Due
	Within			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
On balance sheet commitments:
7.5% Senior Notes due 2010 (1)	150,000	—	—	—	150,000
6.75% Senior Notes due 2011 (1)	—	213,000	—	—	213,000
Long-term loans (1)	18,786	20,181	—	—	38,967
Short-term loans (1)	56,000	—	—	—	56,000
Retirement benefits	521	1,346	1,678	6,126	9,671
Other non-current liabilities (2)	—	—	—	—	—

Total on balance sheet commitments	225,307	234,527	1,678	6,126	467,638

Off balance sheet commitments:
Operating leases	17,006	20,125	14,329	18,591	70,051
Royalty/ licensing agreements	9,429	18,314	17,464	157	45,364
Purchase obligations:
— Capital commitments	78,876	—	—	—	78,876
— Inventory purchase commitments	41,433	—	—	—	41,433

Total off balance sheet commitments	146,744	38,439	31,793	18,748	235,724

Total commitments	372,051	272,966	33,471	24,874	703,362

Notes:

(1)	Our senior notes, promissory note payable, short-term and long-term loans agreements contain provisions for the payment of interest either on a monthly, quarterly, semi-annual or annual basis at a stated rate of interest over the term of the debt. These payment obligations are not reflected in the table above. The interest payments due within one year and 1-3 years amount to US$27.4 million and US$15.1 million, respectively.

(2)	Our other non-current liabilities as of December 27, 2009 were US$59.3 million, including US$9.2 million related to non-current retirement benefits for our employees in Malaysia and Thailand. Also included in the other non-current liabilities is US$2.0 million related to severance benefits for our employees in South Korea which were not included in the table due to lack of contractual certainty as to the timing of payments.
Contingencies
We are subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. We accrue liability associated with these claims and litigations when they are probable and reasonably estimable.
In February 2006, our Company, STATS ChipPAC Inc., (“ChipPAC”) and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California (the “California Litigation”). The plaintiff, Tessera, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that our Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, Inc., which agreement has been assigned by ChipPAC, Inc. to our Company.
In May 2007, at Tessera’s request, the United States International Trade Commission (the “ITC”) instituted an investigation (the “First ITC Investigation”) of certain of our Company’s co-defendants in the California Litigation and other companies, including certain of our Company’s customers. In addition, in April 2007, Tessera instituted an action in the Federal District Court for the Eastern District of Texas (the “Texas Action”) against certain of our Company’s co-defendants in the California Litigation and other companies. In the First ITC Investigation, the ITC issued a limited exclusion order in May 2009 preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by our Company that are included in the California Litigation.
In May 2008, the ITC instituted an investigation (the “Second ITC Investigation”) of our Company and other semiconductor package assembly service providers that are included in the California Litigation. In the Second ITC Investigation, Tessera sought an order to prevent our Company and other named companies (collectively, the “Respondents”) from providing packaging or assembly services for certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, for importation into the United States. In addition, Tessera sought a general exclusion order excluding from importation all small format non-tape BGA semiconductor packages (and downstream products containing such packages), regardless of whether such packages are assembled by the Respondents. The Second ITC Investigation alleged infringement of three of the same patents asserted by Tessera in the California Litigation. Our Company responded to the complaint in June 2008. In February 2009, the Second ITC Investigation was stayed pending the outcome of the First ITC Investigation. In March 2009, Tessera moved to terminate the Second ITC Investigation. In August 2009, the Administrative Law Judge issued a Final Determination terminating the Second ITC Investigation.
The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The U.S. Patent and Trademark Office (“PTO”) has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Second ITC Investigation. It is not possible to predict the outcome of the California Litigation, the total costs of resolving the California Litigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action. It is also not possible to predict the outcome of the PTO proceedings or their impact on the California Litigation or the First ITC Investigation.
We believe that we have a meritorious defense to these claims and intend to defend the lawsuit(s) vigorously. A court or ITC determination that our products or processes infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our products and/or processes. Due to the inherent uncertainties of the lawsuit(s) and investigation(s), we cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of our Company.
On April 24, 2009, Freescale Semiconductor, Inc. (“Freescale”) notified our Company that, on April 21, 2009, it filed a complaint against our Company in the United States District Court for the Western District of Texas, claiming damages of approximately US$7 million plus an unspecified amount of consequential damages, attorneys’ fees and costs in connection with an alleged breach of contract and other claims arising out of an alleged manufacturing defect in parts packaged for Freescale by our Company. Freescale demanded mediation of the claims, as required by its underlying contract with our Company.
On August 7, 2009, our Company filed an answer to Freescale’s complaint as well as a counterclaim for various breaches of contract, claiming damages in excess of US$1.56 million, in the United States District Court for the Western District of Texas. The parties reached an amicable settlement of the aforementioned claim by Freescale and our Company’s counterclaim during the three months ended September 27, 2009. The associated legal settlement costs have been fully reserved and reflected in our financial statements for the three and twelve months ended December 27, 2009.
In addition, we are subject to various taxes in the different jurisdictions in which we operate. These include taxes on income, property, goods and services, and other taxes. We submit tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. We will regularly assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.
In connection with the merger with ChipPAC, we assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately US$13.7 million based on the exchange rate as of December 27, 2009) was made by the South Korean National Tax Service (“NTS”) relating to withholding tax not collected on the interest income on the loan between ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. ChipPAC appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”). On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately US$2.3 million based on the exchange rate as of December 27, 2009) was made on January 9, 2004 for the interest from October 2001 to May 2002. ChipPAC engaged in a MAP and obtained suspension of the additional proposed assessment by providing a corporate guarantee in the amount of the additional assessment. In June 2007, the NTS extended the MAP. In the event that we are not successful with the appeal, the maximum amount that would have been payable under the tax assessments issued in 2002 and 2004 including potential interest and local surtax as of December 27, 2009 was estimated to be 37.4 billion South Korean Won (approximately US$32.1 million based on the exchange rate as of December 27, 2009).
On July 7, 2009, the NTS issued a notice on the termination of the MAP. Consequently, a revised tax assessment was issued to our subsidiary in South Korea for 10.6 billion South Korean Won (approximately US$9.1 million based on the exchange rate as of December 27, 2009). This revised tax assessment replaced the prior tax assessments issued in 2002 and 2004. The tax liability amounts from the revised tax assessment have been fully reserved as liability from uncertain tax positions in our financial statements. In the three months ended December 27, 2009, we reduced our accrued liability related to the uncertain tax positions by US$3.1 million following the termination of the MAP. We paid the tax liability amounts from the revised tax assessment between August and September 2009. The two corporate guarantees in the aggregate of 18.7 billion South Korean Won (approximately US$16.0 million based on the exchange rate as of December 27, 2009) previously provided by ChipPAC to the NTS were released in September 2009.
Cash Flows From Operating Activities
In the three and twelve months ended December 27, 2009, cash provided by operations was US$82.1 million and US$174.9 million compared to US$133.4 million and US$419.5 million in the three and twelve months ended December 28, 2008, respectively. Cash provided by operations is calculated by adjusting our net (loss) income by non-cash related items such as depreciation and amortization, amortization of debt issuance cost, equipment impairment charges, loss or gain from sale of assets, accretion of discount on certain of our outstanding convertible notes, deferred income taxes, foreign currency exchange loss or gain, share-based compensation expense, net income attributable to noncontrolling interest, share of equity income and by changes in assets and liabilities. In the three and twelve months ended December 27, 2009, non-cash related items included US$67.2 million and US$268.3 million, respectively, related to depreciation and amortization (including amortization of capitalized debt issuance costs), US$0.9 million and US$1.2 million losses from the sale of equipment, nil and US$0.3 million gains, respectively, from repurchase of senior notes, US$0.4 million and US$1.0 million, respectively, from foreign currency exchange losses, US$0.1 million and US$0.5 million, respectively, related to share-based compensation expense, US$0.2 million and US$1.7 million, respectively, from deferred taxes, US$1.4 million and US$1.0 million from net gain, respectively, attributable to the noncontrolling interest of one of our subsidiaries and US$0.02 million equity income and US$1.3 million equity loss, respectively, from equity investment.
In the three and twelve months ended December 28, 2008, non-cash related items included US$68.4 million and US$286.4 million, respectively, related to depreciation and amortization (including amortization of capitalized debt issuance costs), US$1.5 million and US$1.1 million losses, respectively, from the sale of equipment, nil and US$0.1 million, respectively, from the accretion of discount on certain of our convertible notes, US$1.3 million and US$1.6 million from foreign currency exchange gains, respectively, US$0.3 million and US$3.6 million, respectively, related to share-based compensation expense, US$1.8 million and US$5.5 million, respectively, from the deferred taxes, US$0.2 million and US$4.4 million, respectively, from net income attributable to the noncontrolling interest in income of one of our subsidiaries and US$1.0 million and US$1.4 million equity loss, respectively, from equity investment.
Working capital uses of cash for the three months ended December 27, 2009 included increases in accounts receivables, inventories, other receivables, prepaid expenses and other assets and decreases in accounts payable, accrued operating expenses and other payables. Working capital source of cash for the three months ended December 27, 2009 included decreases in amount due from affiliates and increases in amounts due to affiliates. Working capital uses of cash for the twelve months ended December 27, 2009 included increases in accounts receivables, inventories and other receivables, prepaid expenses and other assets and decreases in accounts payable, accrued operating expense and other payables and amount due to affiliates. Working capital source of cash for the twelve months ended December 27, 2009 included decreases in amount due from affiliates. Accounts receivables were higher compared to September 27, 2009 and December 28, 2008 due to higher revenue. Additionally, accounts payables, accrued operating expenses and other payables increased as compared to September 27, 2009 and December 28, 2008 primarily due to timing of quarterly purchases.
Cash Flows From Investing Activities
In the three and twelve months ended December 27, 2009, cash used in investing activities was US$74.4 million and US$164.5 million, respectively, compared to US$61.8 million and US$283.7 million, respectively, in the three and twelve months ended December 28, 2008. The primary usage of cash in investing activities was related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases, of US$51.2 million and US$140.8 million, respectively, in the three and twelve months ended December 27, 2009 compared to US$59.4 million and US$278.9 million, respectively, during the same period in 2008, respectively. In the three and twelve months ended December 27, 2009, we received US$0.1 million and US$0.6 million, respectively, compared to US$0.8 million and US$19.1 million in the same periods in 2008, respectively, of proceeds from sale of assets held for sale. In the three and twelve months ended December 27, 2009, we invested US$1.0 million and US$5.0 million, respectively, compared to US$2.8 million and US$12.9 million in the same periods in 2008, respectively, in the acquisition of software, licenses and other intangible assets. In the three and twelve months ended December 27, 2009, we purchased marketable securities of US$35.6 million and US$67.6 million, respectively, compared to US$29.9 million and US$93.1 million in the same periods in 2008, respectively. In the three and twelve months ended December 27, 2009, we received proceeds from the sale and maturity of our marketable securities of US$13.0 and US$47.4 million, respectively, compared to US$29.6 million and US$79.9 million in the same periods in 2008, respectively.
Cash Flows From Financing Activities
In the three and twelve months ended December 27, 2009, cash used in financing activities was US$10.3 million and US$17.5 million, respectively, compared to US$23.6 million and US$53.5 million in the three and twelve months ended December 28, 2008, respectively. In the three and twelve months ended December 27, 2009, nil and US$29.8 million of borrowings, respectively, were made and US$10.3 million and US$43.7 million of our debt and borrowings were repaid, respectively. In the three and twelve months ended December 28, 2008, US$0.3 million and US$4.7 million of borrowings, respectively, were made and US$24.0 million and US$38.9 million of our debt and borrowings were repaid, respectively. In the three months ended March 29, 2009, we repurchased US$2.0 million aggregate principal amount of our US$215.0 million 6.75% Senior Notes due 2011 (excluding interest) at an aggregate consideration of US$1.7 million. In the three and twelve months ended December 27, 2009, we did not issue any new ordinary shares through our share plans compared to nil and US$6.2 million in the same periods in 2008, respectively.